Exhibit 99.2(e)

Resolution Adopted at February 28, 2008 Board Meeting

Mutual of America Investment Corporation

RESOLVED, that, pursuant to Section 3.3 of the Corporation’s Bylaws, said Bylaws are amended to state that the Board of Directors shall consist of six (6) directors, effective February 29, 2008.  Aside from changing the number of directors, no other amendment to the Bylaws is intended or adopted.